January 28, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Pam Howell

Brigitte Lippmann

Re:	MDH Acquisition Corp.

Registration Statement on Form S-1

Filed January 14, 2021, as amended

File No. 333-252107

Dear Ms. Howell and Ms. Lippmann:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, for themselves and the other underwriters, hereby join in the request of MDH Acquisition Corp. that the effective date of the above-referenced registration statement be accelerated so as to permit it to become effective at 5:00 p.m. Eastern time on Monday, February 1, 2021, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advise that as of the date hereof, 0 copies of the preliminary prospectus dated January 25, 2021 have been distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

Each of the undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Very truly yours,

STIFEL, NICOLAUS & COMPANY, INCORPORATED

By:	/s/ Craig DeDomenico
Name: Craig DeDomenico
Title: Managing Director

OPPENHEIMER & CO. INC.

By:	/s/ Lewis Silberman
Name: Lewis Silberman
Title: Managing Director

As Representatives of the underwriters